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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C. MAR 01 2002 143

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOHNSTON, LEMON & CO. INCORPORATED

OFFICIAL USE ONLY
52-0819158
FIRM ID. NO.

RECD S.E.C. MAR 1 2002 528

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 VERMONT AVE. N.W.
(No. and Street)

WASHINGTON	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH I. MILLER — 202-842-5618 (Area Code — Telephone No.)

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ANDERSEN LLP
(Name — *if individual, state last, first, middle name*)

8000 TOWERS CRESCENT DR.	VIENNA	VA	22182
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant* ... *of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Carey Harrold, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Jump Trading, L.L.C. f/k/a Akamai Trading, L.L.C. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

Signature

CFO

Title

Notary Public

"OFFICIAL SEAL"
MARGARET GRALLA
COMMISSION EXPIRES 02/05/05

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For condition of confidential treatment of certain portions of this filing, see section 240.17e-5(e)3.*

Johnston, Lemon & Co. Incorporated

Table of contents

ANDERSEN

Report of independent public accountants

To the Board of Directors
Johnston, Lemon & Co. Incorporated:

We have audited the accompanying consolidated statement of financial condition of Johnston, Lemon & Co. Incorporated (a Delaware corporation) and subsidiaries as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Johnston, Lemon & Co. Incorporated and subsidiaries as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Vienna, Virginia
February 8, 2002

Johnston, Lemon & Co. Incorporated

Consolidated statement of financial condition
As of December 31, 2001

Assets

Cash	$ 1,108,919
Receivable from clearing organization	150,689
Securities owned, at market value (Notes 2 and 4)	7,051,697
Exchange membership, at cost, (market value $2,000,000)	107,515
Office equipment and leasehold improvements, at cost, net of accumulated depreciation of $1,001,827 (Note 1)	496,875
Other assets (Note 6)	467,426
Total assets	$ 9,383,121

The accompanying notes are an integral part of this consolidated statement.

Liabilities and stockholders' equity

Liabilities:	
Securities sold but not yet purchased, at market value (Notes 2 and 4)	$ 5,727
Accrued compensation	444,471
Income taxes payable (Note 7)	290,007
Accounts payable and accrued expenses	1,379,411
Total liabilities	2,119,616
Commitments and contingencies (Notes 3 and 4)	
Total stockholders' equity	7,263,505
Total liabilities and stockholders' equity	$ 9,383,121

Johnston, Lemon & Co. Incorporated

Notes to consolidated statement of financial condition
December 31, 2001

1. Summary of significant accounting policies:

The consolidated financial statement includes the accounts of Johnston, Lemon & Co. Incorporated (the Company), a broker-dealer in the securities industry, and all wholly owned subsidiaries. Operations of the Company include agency and principal transactions and other securities-related financial services. All significant intercompany balances and transactions have been eliminated. The Company is a wholly owned subsidiary of Johnston-Lemon Group, Incorporated (the Holding Company or Parent Company).

The Company's securities execution and clearance operation and maintenance of customer transactions and accounts are contracted on a fully disclosed basis through another broker-dealer.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission income, expenses, and principal security transactions are recorded on a trade-date basis. Under the trade-date basis of accounting, security transactions entered into by the Company are recorded on the date the trade is entered into and not on the date when the trade is settled (generally three business days after trade date). "When-issued" transactions are accounted for on a trade-date basis.

Office equipment and leasehold improvements are depreciated under the straight-line method for financial reporting purposes and accelerated methods for income tax purposes over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the useful life of the asset or the term of the related lease, whichever is shorter.

2. Securities:

Securities, including securities sold but not yet purchased, held for trading purposes and marketable equity securities held for investment purposes are valued based on quoted market prices or dealer quotes. For other securities for

which a quoted market price is not available, market value is management's best estimate based on comparable instruments and the underlying attributes of the security. Securities owned that are not readily marketable or are thinly traded amounted to $32,936 at December 31, 2001. At December 31, 2001, securities consisted of the following:

	Securities owned	Securities sold but not yet purchased
Trading and syndicate positions:		
Corporate securities	$ 25,364	$ 5,727
Municipal securities	646,443	—
Taxable fixed income	15,731	—
Investment positions:		
U.S. government securities	4,475,311	—
Money market	1,885,548	—
Corporate securities	3,300	—
	$ 7,051,697	$ 5,727

The Company has no financial instruments that would qualify as derivatives and therefore would require separate disclosure.

3. Commitments and contingencies:

The Company leases office space on behalf of the Holding Company and all Holding Company affiliates under an operating lease agreement that expires in 2007. The lease agreement may be canceled by the Company on June 30, 2004, subject to certain terms and conditions. The occupancy lease is subject to escalation resulting from increases in assessments for real estate taxes, increases in the Consumer Price Index, and other charges.

Minimum net rentals under the noncancelable lease are as follows:

Year	Minimum net rentals
2002	$ 580,000
2003	607,000
2004	618,000
2005	629,000
2006	640,000
2007	323,000
	$ 3,397,000

In the normal course of business, the Company enters into underwriting commitments. With respect to certain of these transactions, the Company has been named a defendant in certain class action lawsuits. Based on information known about these cases, management believes they have adequately accrued for any claims.

4. Financial instruments with off-balance-sheet market and credit risks:

The Company enters into various transactions in financial instruments with off-balance-sheet risk in connection with its proprietary trading activities. These transactions include securities sold but not yet purchased, underwriting activities, and "when-issued" commitments. The Company is subject to the market risk from these financial instruments as changes in security values or interest rates can result in unfavorable results in future operating periods. Off-balance-sheet financial instrument positions with each counterparty are marked-to-market. The resulting gains and losses are recognized currently in income.

The Company has established various procedures to manage credit exposure related to its proprietary positions with off-balance-sheet risk, including initial credit approval, credit limits, and collateral requirements. In the opinion of management, the settlement of these off-balance-sheet transactions is not expected to have a material adverse effect on the Company's financial position.

Under the Company's fully disclosed relationship with a clearing broker, the Company does not record customer accounts on its books and records. However, the Company is contractually obligated to indemnify the clearing broker for losses incurred including, but not limited to, the failure of the customer to make payment for securities purchased and meet margin calls. Through the use of a clearing broker, the Company extends credit to customers. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, and through the use of credit approvals, credit limits and collateral requirements. The Company monitors required margin levels daily and, pursuant to such guidelines, requests that customers deposit additional collateral or reduce securities positions when necessary.

5. Net capital requirements:

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the Basic Method, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $5,872,580, which was $5,622,580 in excess of required net capital. The Company's net capital ratio was .36 to 1.

6. Related-party transactions:

In the ordinary course of business, the Company provides administration and management services (including cash disbursements and receipts) to the Holding Company and all Holding Company subsidiaries. The Company allocates employee compensation and benefits and rent expense to these entities based on the nature of the services provided. The Company is reimbursed by the corresponding entities for all charges. Accounts receivable from these affiliates

totaled approximately $234,120 at December 31, 2001, and is included in other assets in the accompanying consolidated financial statement.

The Company is a party to an agreement with the Parent Company. Under this agreement, the Company is assessed a charge of 8 percent of income before tax and before gain or loss on passive investments including interest for the use of capital, general, and administrative expense and to support current and future investments of the Parent Company.

7. Income taxes:

Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," requires the liability method of accounting for income taxes. Under the liability method, deferred taxes are adjusted for tax rate changes as they occur.

The Company is included in the consolidated federal and state income tax returns of the Holding Company. The Company's tax represents an intercompany allocation based principally on a separate return basis calculation.

Included in income taxes payable is a $157,168 net deferred tax liability. The net deferred tax liability results from temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Under SFAS No. 109, the components of the net deferred tax liability were as follows at December 31, 2001:

Depreciation	$	(136,282)
Provision for losses in excess of deductions		540,658
Accrued compensation		(19,063)
Other		(542,481)
	$	(157,168)

ANDERSEN

Report of independent public accountants

To the Board of Directors of
Johnston, Lemon & Co. Incorporated:

In planning and performing our audit of the consolidated financial statement of Johnston, Lemon & Co. Incorporated and subsidiaries (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statement and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Vienna, Virginia
February 8, 2002